AMERICAN CARESOURCE HOLDINGS, INC.
                               8080 Tristar Drive
                               Irving, Texas 75063
                                 (972) 871-8632

                                                               December 15, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
Attn:  David H. Roberts, Esq.

Re: American Caresource Holdings, Inc.
    Registration Statement on Form SB-2 (File No. 333-122820)

Gentlemen:

We hereby request acceleration of the effective date of the above referenced registration statement so that it may become effective at 4:00 p.m. on Thursday, December 15, 2005, or as soon as practicable thereafter.

We acknowledge that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing, the action of the Commission or the staff acting pursuant to delegated authority in declaring the filing effective does not relieve the Registrar from its full responsibility for the adequacy and accuracy of the disclosures of the filing, and the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

Very truly yours,

AMERICAN CARESOURCE HOLDINGS, INC.


By: /s/ David S. Boone
    --------------------------------
Name:  David S. Boone
Title: Chief Financial Officer